Exhibit 8.1

SUBSIDIAIRES OF LICHEN CHINA LIMITED

Subsidiaries	Place of Incorporation	Incorporation Time	Percentage Ownership
Legend Consulting Limited (BVI)	British Virgin Islands	December 20, 2013	100%
Legend Consulting Limited (HK)	Hong Kong SAR	January 8, 2014	100%
Fujian Lichen Management Consulting Limited (PRC)	People’s Republic of China	April 14, 2004	100%
Lichen Holding Singapore Pte. Ltd.	Singapore	December 28, 2023	100%
Bondly Enterprises Limited (HK)	Hong Kong SAR	June 13, 2022	100%
Xiamen Bondly Management and Consulting Company Limited (PRC)	People’s Republic of China	August 25, 2022	100%